News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	June 28, 2024

Seabridge Gold Reports on Results of Annual Meeting of Shareholders

Toronto, Canada… Seabridge Gold (TSX:SEA) (NYSE:SA) (the "Company") today provided the results of its annual general meeting of shareholders held on June 27, 2024. A total of 47,422,561 common shares were represented at the meeting, representing 54.10 % of the issued and outstanding common shares of the Company on the record date. All matters presented for approval at the meeting were duly authorized and approved, as follows:

1. Election of all of management's nominees to the board of directors of the Company;

Director	Votes For	Votes Against	Percentage For
Trace J. Arlaud	32,233,189	415,891	98.7%
Matthew Coon Come	32,372,402	276,678	99.1%
Rudi P. Fronk	32,359,072	290,007	99.1%
Eliseo Gonzalez-Urien	30,852,483	1,796,597	94.5%
Jay S. Layman	32,335,975	313,105	99.0%
Melanie R. Miller	32,290,506	358,574	98.9%
Clem A. Pelletier	32,367,799	281,281	99.1%
Julie Robertson	32,293,151	355,929	98.9%
John W. Sabine	30,893,314	1,755,766	94.6%
Gary A. Sugar	32,256,020	393,060	98.8%
Carol T. Willson	32,145,917	503,163	98.5%

2. Appointment of KPMG LLP as auditor of the Company for the ensuing year (95.4% votes for);

3. Authorization of the directors to fix the auditors remuneration (95.0% votes for);

4. Approve the Amended Restricted Share Unit & Deferred Share Unit Plan (97.6% votes for);

5. Approval, on an advisory basis, of the Corporation's approach on executive compensation (96.7%votes for).

A total of 14,773,481 shares were "non-votes" under U.S. proxy rules and were not cast with respect to the election of each of the directors, the approval of the Amended Restricted Share Unit & Deferred Share Unit Plan or the advisory vote on executive compensation.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in northwest British Columbia, Canada's "Golden Triangle," the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com